

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2012

Via E-mail
Jack Kopnisky
President, Chief Executive Officer
and Director
Provident New York Bancorp
400 Rella Blvd.
Montebello, NY 10901

> **Re:** **Provident New York Bancorp**
> **Form 10-K for the Fiscal Year Ended September 30, 2011**
> **Filed December 13, 2011**
> **File No. 000-25233**

Dear Mr. Kopnisky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Years Ended September 30, 2011 and September 30, 2010, page 54

1.   We note your presentations of "Net adjusted income," "Diluted adjusted earnings per common share," "Adjusted non interest-income," "Adjusted non interest-expense" on page 54 of your Form 10-K. These measures appear to be non-GAAP measures as

defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP financial measures in the future, please address the following:

- To the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the measures as non-GAAP measures and complying with all of the disclosure requirements;
- To the extent that you plan to disclose these measures in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K; and
- To the extent you disclose or release publicly any material information that includes a non-GAAP measure, such as these measures in your Item 8.01 Form 8-K, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 73

2. We note your disclosure on page 9 that during fiscal 2011, $3.0 million of loans were sold as participation certificates whereby such loans were retained as mortgage backed securities guaranteed by Freddie Mac. Please tell us how this transaction is currently reflected in your statements of cash flows.   In addition, tell us how you considered whether transactions of this type should be presented in the supplemental schedule of noncash investing and financing activities. Revise your future filings as necessary.

Notes to Consolidated Financial Statements

(1) Basis of Financial Statement Presentation and Summary of Significant Accounting Policies

(h) Loans Held For Sale, page 78

3. We note your disclosure here that the carrying value of mortgage loans sold is reduced by the amount "allocated to the servicing right." We also note your disclosure under (i) Servicing Rights which states that servicing rights are initially recorded at fair value. Please clarify your accounting policy for us and revise these disclosures in future filings so that they are consistent with one another.

(i) Servicing Rights, page 78

4.   We note your disclosure here that the Company uses the fair value measurement method to account for its mortgage servicing rights, which involves measuring the servicing rights at fair value at each reporting date. We also note your disclosure on page 121 that the Company uses the amortization method to subsequently measure the carrying value of its servicing assets, which involves recording impairment charges on a nonrecurring basis. Please clarify your accounting policy for us and revise these disclosures in future filings so that they are consistent with one another.

(k) Allowance for Loan Losses, page 79

5.   We note your disclosure that losses on loans (including impaired loans) are charged to the allowance for loan losses when management believes the collection of principal is unlikely. Please revise your future filings to describe your policy for charging off uncollectible financing receivables by loan portfolio segment. Specifically discuss the triggering events or other facts and circumstances that cause you to charge-off a loan. Refer to ASC 310-10-50-11B (b) for guidance.

(l) Troubled Debt Restructuring, page 79

6.   You disclose that restructured loans are recorded in accrual status when said loans have demonstrated performance, generally evidenced by six months of payment performance in accordance with the restructured terms or by the presence of other significant items. Please tell us and revise your future filings to describe the other significant items that would cause you to record a restructured loan in accrual status.

(5) Loans, page 90

7.   We note your tables on page 93 that quantify the unpaid principal balance and recorded investment in loans individually evaluated for impairment for the years ended September 30, 2011 and September 30, 2010. We also note that the recorded investment for each of your loan segments appears to be higher than the unpaid principal balance associated with each loan segment. The FASB Master Glossary defines recorded investment as the amount of the investment in a loan, which is not net of a valuation allowance, but which does reflect any direct write-down of the investment. The unpaid principal balance should reflect the customer's legal obligation to you. Please tell us and revise your future filings to disclose how you determined the recorded investment and unpaid principal balance amounts. Revise your future filings as necessary.

(9) FHLB and Other Borrowings, page 100

8.   We note the Company restructured $89.1million and $5.0 million of its FHLBNY advances during the year ended September 30, 2011 and quarter ended December 31,

2011, respectively. We also note prepayment fees related to these restructurings are being amortized over the duration of the new borrowings on a level yield basis. Please provide us with your accounting analysis explaining how you determined these transactions and the related prepayment fees should not be accounted for as debt extinguishments. Specifically address how you determined the old and new debt instruments were not substantially different. Refer to ASC 470-50-40-17.

9.   We note your disclosure on page 4 that in the underwriting of commercial real estate loans, a personal guarantee of the loan or a portion thereof is generally required from the principal(s) of the borrower. We also note your disclosure on page 11 that your troubled debt restructurings include loans for which the maturity date has been extended. Please tell us the following:

- Tell us whether you have any commercial loans that have been extended at or near original maturity, for which you have not considered impaired due to the existence of guarantees. If so, please tell us about the types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;
- To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, please tell us how you consider whether it is a troubled debt restructuring;
- Tell us how the company evaluates the strength of the guarantor, including the specific type of information reviewed, how current and objective the information reviewed is, and how often the review is performed;
- Tell us how often you have pursued and successfully collected from a guarantor during the past two years. As part of your response, please discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and
- Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

General

10.   Please confirm to us that in future filings you will include a section entitled "Compensation Committee Interlocks and Insider Participation." Refer to Item 407(e) (4) of Regulation S-K.

Compensation Decision Process, page 15

11.   We note the disclosure in the fourth paragraph on page 15 that the Compensation
          Committee considers, among others, the individual performance of each executive when
          making decisions regarding compensation. Please revise future filings to disclose what
          elements of individual performance are taken into account in determining such
          compensation. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Annual Cash Incentive Compensation, page 16

12.   We reference the disclosure beginning on page 16 of the proxy statement on the
          assessment of 2011 performance for purposes of determining annual cash incentive
          compensation. Please revise future filings to quantify the performance goals stipulated
          by the annual business plan for each of the named categories and quantify the difference
          between such goals and the Company's actual performance.

Item 13. Certain Relationships and Related Transactions

Definitive Proxy Statement on Schedule 14A

Transactions with Certain Related Persons, page 37

13.   We note your disclosure that the loans were made in the ordinary course of business, on
          terms no more favorable to the borrowers, including interest rates and collateral, than
          those prevailing at the time for comparable transactions with *other persons*. Please
          confirm that the loans were made on substantially the same terms, including interest rates
          and collateral, as those prevailing at the time for comparable loans with persons *not
          related to the lender*. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

          In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
       filing;

   •   staff comments or changes to disclosure in response to staff comments do not
       foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder at (202) 551-3294 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel